SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registration. 1431-1
SEC Registration (CUSIP) 20441B308 – Common
SEC Registration (CUSIP) 20441B407 – Preferred “B”
LATIBEX Registration 29922 – Preferred “B”

EXTRAORDINARY SHAREHOLDERS’ MEETING
CALL NOTICE

The Shareholders of this company are invited to attend the Extraordinary Shareholders’ Meeting to be held at the company’s headquarters located at Rua Coronel Dulcídio, 800 - 10° andar, in the city of Curitiba, State of Paraná, on January 22, 2008 at 2:00 p.m., to decide on the following agenda:

1. Amendments to the Company’s Bylaws, as follows:
a) Article 41 (excluded) and Article 42 (changed) – exclusion of temporary provisions that have already produced the desired results;
b) Article 20, paragraph VI (changed) and XIV (included), article 36 (changed) and article 41 (included) – improvement of the best Corporate Governance practices;
c) Article 20, paragraph 4 (changed) – exclusion of the expression "graduate employee” due to its vagueness;
d) Articles 21 to 26 – changes in Officers’ responsibilities consequent to the change in the organizational chart within the scope of the corporate strategic plan and the need to consolidate the process of vertically integrating the Copel Group management;
e) Articles 20, paragraphs 7 and 8 (excluded) – as a result of the need to consolidate the process of vertically integrating the Copel Group management, as the Boards of Directors of the Subsidiaries were abolished; and
2. The controlling shareholder to fill up the vacancy on the Board of Directors on account of resignation.

Note:

a) Documents relating to the items on the agenda, including all the proposed amendments to the Bylaws, are available to shareholders at the Company’s head office; and
b) Powers of attorney for attending the Shareholders’ Meeting should be submitted to the Finance and Investor Relations Department at Copel’s head office located at Rua Coronel Dulcídio, 800, 3rd floor, in Curitiba, up to 48 hours prior to the meeting.

Curitiba, January 02, 2008.

Laurita Costa Rosa
Board Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 03, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.